UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-169857

SSI INVESTMENTS II LIMITED

(Exact name of registrant as specified in its charter)

107 Northeastern Boulevard

Nashua, New Hampshire 03062

(603) 324-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11.125% Senior Notes due 2018

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, SSI Investments II Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 28, 2014	By: /s/ Charles E. Moran
Name: Charles E. Moran
Title: President and Chief Executive Officer